DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

06026879

March 1, 2006

Samuel A. Guess
Associate General Counsel
Legal Department, Corporate Division
Wal-Mart Stores, Inc.
Corporate Offices
702 S.W. 8th Street
Bentonville, AR 72716-0215

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/1/2006

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 23, 2006

Dear Mr. Guess:

This is in regard to your letter dated January 23, 2006 concerning the shareholder proposal submitted by the Benedictine Sisters of Boerne, Texas; the Sisters of the Holy Names of Jesus and Mary, Washington Province; the Sisters of St. Dominic of Racine, Wisconsin; and the Benedictine Sisters of Mount St. Scholastica for inclusion in Wal-Mart's proxy materials for its upcoming annual meeting of security holders. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Sr. Susan Mika, OSB
Director of Corporate Responsibility
Benedictine Sisters of Boerne, Texas
285 Oblate Drive
San Antonio, TX 78216

104169

cc: Joseph P. Connellan
Treasurer
Sisters of the Holy Names of Jesus and Mary,
Washington Province
2911 West Fort Wright Drive
Spokane, WA 99224

Sharon Geertsen
Director of Finance
Sisters of St. Dominic of Racine, Wisconsin
5635 Erie Street
Racine, WI 53402-1900

Rose Maries Stallbaumer, OSB
Treasurer
Benedictine Sisters of Mount St. Scholastica
801 S. 8th Street
Atchison, KS 66002

RECEIVED

2006 JAN 24 PM 4:57

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Phone: (479) 273-4505
Fax: (479) 277-5991

Samuel A. Guess
Associate General Counsel

January 23, 2006

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit from Proxy Materials Shareholder Proposal of the Benedictine Sisters of Boerne, Texas.

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation (the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for the Company's 2006 Annual Meeting of Shareholders (the "2006 Proxy Materials"). The Proposal was submitted by the Benedictine Sisters of Boerne, Texas and other co-filers (the "Proponents"). The Company asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2006 Proxy Materials for the reasons described below. A copy of the Proposal and correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, the Company plans to commence the printing of the 2006 Proxy Materials on or about April 11, 2006 so that it may commence mailing the 2006 Proxy Materials by no later than April 14, 2006. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

The Company received the Proposal on or about December 9, 2005. The Proposal requests that "the Board's Compensation Committee review the Company's senior executive compensation policies and make available (at reasonable cost, omitting proprietary information) within six months, a report of that review, including:

- A comparison of the salary, health and pension benefits, bonuses and profit sharing, stock options and all other forms of compensation (including paid vacation, store discounts or other perks and retirement packages) of top executives and of our company's lowest paid workers in the United States in July 1995 and July 2005.

- An analysis of any changes in the relative size of the gap between the two groups and the rationale justifying this trend.

- An evaluation of whether the total compensation packages of our top executives are "excessive" and whether greater oversight is needed over the various components of those compensation packages."

Grounds for Exclusion

The Company seeks to omit the Proposal from its 2006 Proxy Materials on the grounds that the Proposal relates to the ordinary business operations of the Company in that the Proposal is not limited to executive compensation but rather addresses the compensation of the Company's general workforce so as to make the Proposal excludable under Rule 14a-8(i)(7).

The Proposal Relates to the Company's Ordinary Business Operations and is Excludable under Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Staff noted that one of the central considerations underlying this policy, which relates to the subject matter of the proposal, is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release. The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Furthermore, in a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. *See* Release No. 34-20091 (August 16, 1983). For the reasons discussed below, the Company believes that it may exclude the Proposal because it relates to ordinary business operations.

The Proposal relates to compensation of the general workforce as well as executive management. The Staff has stated that proposals that involve "the management of the workforce, such as hiring, promotion and termination of employees" relate to ordinary business matters. See 1998 Release. The Staff, in outlining its approach to Rule 14a-8(i)(7) submissions regarding proposals that relate to shareholder approval of equity compensation plans, draws a distinction between proposals that focus on equity compensation plans for senior executive officers and directors and those that focus on equity compensation plans for employees including senior executive officers and directors. *See* Staff Legal Bulletin 14A (July 12, 2002) (addressing proposals relating to shareholder approval of equity compensation plans) ("SLB 14A").

Based on this distinction, proposals that seek to obtain shareholder approval for equity compensation plans for only senior executive officers and directors are not excludable under Rule 14a-8(i)(7). However, proposals that seek to obtain shareholder approval for equity compensation plans that may be used to compensate the general workforce in addition to senior executive officers and directors are considered general employee compensation matters and may be excluded under Rule 14a-8(i)(7) unless the proposal focuses on plans that potentially would result in material dilution to existing shareholders. *See Peoples Ohio Financial Corporation* (July 20, 2005) (allowing the omission of a proposal regarding the cancellation of stock options of all officers and directors); *Ascential Software Corporation* (April 4, 2003) (allowing the omission of a proposal addressing compensation policies and practices that extended beyond senior executive compensation). *See also AT&T Corp.* (February 28, 2000) (allowing omission of a proposal seeking to modify a stock-based incentive plan that made stock option grants to all employees); *BioTechnology General Corp.* (April 28, 2000) (allowing omission of a proposal because it applied to a plan in which substantially all employees were eligible to participate).

In 2001, the Staff permitted E.I. duPont de Nemours and Company ("Dupont") to omit a shareholder proposal that requested that "no one" be given a bonus at a particular Dupont site unless all other employees at the site also receive a bonus. The Staff permitted Dupont to exclude the proposal on the basis that it was a "general compensation matter" inappropriate for shareholder scrutiny. *E.I. duPont de Nemours and Company* (March 15, 2001). The Staff has also repeatedly taken the position that shareholder proposals that are not *clearly* directed at senior executive compensation may be properly excluded under Rule 14a-8(i)(7). *See Reliant Resources, Inc.* (March 18, 2004) (allowing the omission of a proposal requesting the adoption of an executive compensation policy which limits option grants per individual officer or employee and to require all outstanding options to be exercised or expire upon termination from the company); *Lucent Technologies Inc.* (November 6, 2001) (allowing the exclusion of a proposal to reduce the salaries of "all officers and directors" by 50%); *Minnesota Mining and Manufacturing Co.* (March 4, 1999) (allowing the exclusion of a proposal to limit the yearly percentage increase of the top 40 executives' compensation because it related to ordinary business operations).

In light of previous Staff guidance and concurrence in the exclusion of similar proposals, the Company believes the Proposal may be excluded from the Company's 2006 Proxy Materials under Rule 14a-8(i)(7) as it targets more than senior executive compensation and seeks to increase in the compensation of the general workforce. First, the title of the Proposal, "Compensation Disparity," and the corporate resolution included in Proposal clearly indicate the Proposal's intent to focus on the compensation of the general workforce, including multiple groups of employees. The focus of the Proposal is also made clear in the first two items to be included in the report requested. Two of the three items requested in the report emphasize the Proposal's focus on compensation of employees who are not directors, officers, or even senior management (i.e., the "lowest paid workers in the United States"). The first item requires a comparison of the compensation of "top executives" and the Company's "lowest paid workers in the United States." The second item requested of the report is an analysis of any change in the relative size of the "gap between the two groups" and the "rationale justifying this trend." The Company believes that the Proposal's insistence on the use of the wages of "lowest paid workers" as the sole factor in evaluating executive compensation brings the subject matter of the Proposal squarely within the intent of Rule 14a-8(i)(7), SLB 14A, and prior Staff no-action letters.

Second, several statements in the Supporting Statement of the Proposal further demonstrate the intent of the Proposal to focus on more than just senior executive compensation. The first paragraph of the Supporting Statement refers to increase in a "compensation gap between highest and lowest paid employees." The same paragraph later states, "prosperity should be fairly shared within the company." The implication of these two statements, when read in the context of the entire Proposal is a direct indication that the intent of the Proposal is to focus on the compensation of the general workforce. Furthermore, in the third paragraph, the Proposal goes to great length to emphasize the alleged compensation gap by demonstrating a ratio between the *total compensation* of the Company's Chief Executive Officer (the "CEO") versus the average annual *wages* of an employee who works 35 hours per week. In the same paragraph, the Proposal states that success of a company is determined not only by the efforts of the CEO but also by the efforts of the "entire executive team" and the "whole workforce." Again, the implication of these two statements, when read in the context of the entire Proposal is that the Proposal's intent is to evaluate the compensation of the Company's general workforce.

While some portions of the Proposal are phrased in such a manner as to appear to focus on executive compensation, it is clear that the thrust and focus of the Proposal is to evaluate the compensation paid to all of the Company's employees and such references do not alter the ordinary business nature of the Proposal. The Staff has agreed with this analysis in the context of prior proposals. *See, e.g.*, *AT&T Corp.* (February 25, 2005) (allowing the omission of a proposal regarding the discontinuance of domestic partner benefits for executives making over $500,000 per year stating that the thrust and focus of the proposal was an ordinary business matter of employee benefits); *General Electric Company* (January 10, 2005) (permitting the exclusion of a proposal implicating executive compensation but whose thrust was the link between movies and teen smoking); *Wal-Mart Stores, Inc.* (March 17, 2003) (permitting the exclusion of a proposal requesting that executive compensation be linked to associate participation in the company's medical health insurance plan). Furthermore, the Staff has consistently taken the position that a proposal may be omitted under Rule 14a-8(i)(7) where the proposal deals with matters relating to the conduct of the company's ordinary business, even if the Staff concludes that certain matters covered by the proposal may be outside the scope of ordinary business. *See, e.g.*, *Z-Seven Fund, Inc.* (November 3, 1999) (allowing for the complete exclusion of a proposal with the Staff "not[ing] in particular that although part of the proposal appears to address matters outside the scope of ordinary business, certain matters contained in the proposal refer to ordinary business matters").

Additionally, the Staff has a long-standing policy of not permitting proponents to revise overly-broad shareholder proposals once it becomes apparent that they would be excludable under Rule 14a-8(i)(7) because they address "ordinary business operations." This policy was reaffirmed in Section E.5 of Staff Legal Bulletin No. 14 where the Staff stated that proposals excludable under Rule 14a-8(i)(7) may only be revised "if it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation . . . ." Staff Legal Bulletin 14 (July 13, 2001). Here, it is clear that two of the three specific mandates of the proposal focus on general employee compensation.

Although certain proposals "relating to such matters but focusing on sufficiently significant policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable," the Proposal, which focuses on day-to-day business matters, does not raise significant social policy issues. Furthermore, the Proposal seeks to micro-manage the Company by imposing a specific time-frame for preparing a complex report, which requires the accumulation of historical data that is more than ten years old. The 1998 Release states that one of the central considerations underlying the ordinary business operations basis for exclusion "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release further states that "[t]his consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." The Proposal requests that the "Compensation Committee" prepare within six months a report that includes a comparison of all forms of compensation of top executives and the Company's lowest paid workers in the United States in July 1995 and July 2005.

Due to the Proponents' failure to limit the Proposal to compensation of senior executive officers and that the implementation of the Proposal would implicate general employee compensation matters, the Company believes that the Proposal relates to its ordinary business operations and may be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(7). As the Proposal deals with a matter that involves the Company's ordinary business operations and is thus not a matter that should be subject to direct shareholder control, the Company has concluded that it may omit the Proposal from its 2006 Proxy Materials in accordance with Rule 14a-8(i)(7).

Conclusion

Based on the foregoing representations, the Company hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2006 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, the Company reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2006 Proxy Materials.

By copy of this letter, the Proponents are being notified of the Company's intention to omit the Proposal from its 2006 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Samuel A. Guess

Enclosures

cc: Benedictine Sisters of Boerne, Texas
285 Oblate Drive
San Antonio, TX 78216

Sisters of the Holy Name of Jesus & Mary, Washington Province
2911 West Fort Wright Drive
Spokane, WA 99224

Sisters of St. Dominic
ATTN: Sharon Gerrtsen
5635 Erie Street
Racine, WI 53402-1900

Mount St. Scholastica Benedictine Sisters
ATTN: Rose Marie Stallbaumer
801 S. 8th Street
Atchison, KS 66002

EXHIBIT A



Benedictine Sisters

285 Oblate Drive
San Antonio, Texas 78216
210-348-6704 phone
210-348-6745 fax

December 8, 2005

Jeffrey Gearhart
VP & General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Gearhart,

The Benedictine Sisters of Boerne, Texas have grave concerns about the disparity of income between our company's top executives and its lowest paid workers. Executive pay and compensation practices have resulted in the concentration of incredible wealth in the hands of a few. This growing disparity of wealth and privilege is leading to human misery and powerlessness for billions in our global economy. As religious shareholders, it is important to us that the companies that we invest in provide visible leadership on ethical issues, such as pay equity. We believe that it is in the best interest of our company, its shareholders and employees to be transparent and just. It is our experience that companies that manage social issues responsibly have the best long-term financial performance as well.

The Benedictine Sisters of Boerne. Texas are the beneficial owner of 500 shares of Wal-Mart Stores, Inc., common stock. A letter verifying ownership will be coming to you. We have held the requisite amount of stock for over a year and intend to maintain ownership through the annual meeting.

We submit the enclosed Compensation Disparity resolution with the Sisters of the Holy Names of Jesus and Mary, Washington Province for inclusion in the proxy statement for the annual meeting in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We request that you indicate in the proxy statement that the Sisters of the Holy Names of Jesus and Mary, Washington Province and the Benedictine Sisters of Boerne, Texas are the primary sponsors of this resolution. A representative of the filers will attend the stockholders meeting to move the resolution as required by SEC Rules.

For matters relating to this resolution, please contact our authorized representatives:
Sister Judy Byron, OP, 206-223-1138 and Sister Susan Mika, OSB, 210-348-6704.

Sincerely,

Sr. Susan Mika

Sr. Susan Mika, OSB
Director of Corporate Responsibility

Enc: Resolution

Compensation Disparity

Resolved: Shareholders request that the Board's Compensation Committee review Wal-Mart's senior executive compensation policies and make available (at reasonable cost, omitting proprietary information) within six months, a report of that review, including:

1. A comparison of the salary, health and pension benefits, bonuses and profit sharing, stock options and all other forms of compensation (including paid vacation, store discounts or other perks and retirement packages) of top executives and of our company's lowest paid workers in the United States in July 1995 and July 2005.

2. An analysis of any changes in the relative size of the gap between the two groups and the rationale justifying this trend.

3. An evaluation of whether the total compensation packages of our top executives are "excessive" and whether greater oversight is needed over the various components of those compensation packages.

Supporting Statement: Concern continues about the explosion in compensation for top corporate executives. These packages have frequently become excessive, have increased the compensation (e.g. health care benefits; cash) gap between highest and lowest paid employees and have weakened the connection between corporate performance and executive compensation. We believe that executive compensation systems should provide incentives to build a successful, sustainable company, but that prosperity should be fairly shared within the company.

According to Wal-Mart's SEC filings for the fiscal year ended January, 2005, our CEO received total compensation worth not less than $17,542,908 (and had received total compensation of not less than $27,178,157 in a prior year).

Our CEO's compensation was approximately 1,000 times the *average* pay of Wal-Mart's US employees in fiscal 2005 and more than 1,500 times the *average* pay in that prior year. (Our calculations assume an average wage of $9.68, reported by Wal-Mart – 9.68 x 35 hours per week x 52 weeks per year.) The ratio at other large companies averaged 431-1 in 2004, up from 21-1 in 1964. Shareholders are entitled to an explanation of why the ratio is so large at Wal-Mart and what steps, if any, are being taken to further reduce that ratio, especially because we believe that a company's success is driven not merely by the CEO, but rather by the entire executive team and the whole workforce. At DuPont the CEO's cash compensation is limited to twice that of the next highest officer.

WMT sold for $70+ in 12/99 (Scott was appointed CEO 1/2000); $61 in 3/04; $48 today when this resolution was submitted. Excessive compensation for excessive performance?

An example of why we believe that executive competition at Wal-Mart is out of control: Most of Wal-Mart's own lawsuit against its former Vice-Chairman for fraud against the Company by misappropriating (embezzling) Wal-Mart's money was dismissed because his $15,000,000 retirement package contained a clause forbidding Wal-Mart to sue him for prior events. (A criminal investigation continues.)

If you believe that the Company has adequate controls in place to prevent unreasonable executive compensation, vote against this proposal. If you believe that executive compensation at Wal-Mart is in need of greater scrutiny, please support this proposal.

BROADWAY
Brokerage Services, Inc.

December 12, 2005

Jeffrey Gearhart
Vice President and General Counsel
Wal-Mart Stores, Inc.
702 S. W. 8th Street
Bentonville, AR 72716-0215

Re: Congregation of Benedictine Sisters

Dear Mr. Gearhart:

This letter shall serve as verification of ownership of 500 shares of Wal-Mart Stores Inc. common stock by the Congregation of Benedictine Sisters. Shares are currently held in street name with National Financial Services LLC (clearing firm for Broadway Brokerage Services, Inc.). Ownership of stated shares by the Congregation of Benedictine Sisters has existed for well over one year, and will be held through the time of the annual meeting.

Please grant all privileges and consideration due to the Congregation of Benedictine Sisters as prescribed by their length of ownership of Wal-Mart Stores Inc. common stock.

Sincerely,

Judith G. Kemple

Judith G. Kemple
General Principal

Cc: Congregation of Benedictine Sisters

Subsidiary of Broadway National Bank
Account carried with National Financial Services LLC
1177 N.E. Loop 410 • San Antonio, Texas 78209 • (210) 283-6600 • (800) 531-7650 • Fax (210) 283-5668
www.broadwaybank.com • Member of NASD and SIPC

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Sisters of the Holy Names of Jesus & Mary

December 8, 2005

Jeffrey Gearhart
VP & General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Gearhart,

The Sisters of the Holy Names of Jesus and Mary, Washington Province have grave concerns about the disparity of income between our company's top executives and its lowest paid workers. Executive pay and compensation practices have resulted in the concentration of incredible wealth in the hands of a few. This growing disparity of wealth and privilege is leading to human misery and powerlessness for billions in our global economy. As religious shareholders, it is important to us that the companies that we invest in provide visible leadership on ethical issues, such as pay equity. We believe that it is in the best interest of our company, its shareholders and employees to be transparent and just. It is our experience that companies that manage social issues responsibly have the best long-term financial performance as well.

The Sisters of the Holy Names of Jesus and Mary, Washington Province is the beneficial owner of 2,350 shares of Wal-Mart Stores, Inc., common stock. A letter verifying ownership is enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the annual meeting.

We submit the enclosed Compensation Disparity resolution with the Benedictine Sisters of Boerne, Texas for inclusion in the proxy statement for the annual meeting in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We request that you indicate in the proxy statement that the Sisters of the Holy Names of Jesus and Mary, Washington Province and the Benedictine Sisters of Boerne, Texas are the primary sponsors of this resolution. A representative of the filers will attend the stockholders meeting to move the resolution as required by SEC Rules.

For matters relating to this resolution, please contact our authorized representatives:
Sister Judy Byron, OP, 206-223-1138 and Sister Susan Mika, OSB, 210-348-6704.

Sincerely,

Joseph P. Connellan
Treasurer

Enc: Resolution
Verification of Ownership

Washington Province 2911 West Fort Wright Drive Spokane, Washington 99224 509-328-7470 FAX: 509-328-9824

Compensation Disparity

Resolved: Shareholders request that the Board's Compensation Committee review Wal-Mart's senior executive compensation policies and make available (at reasonable cost, omitting proprietary information) within six months, a report of that review, including:

1. A comparison of the salary, health and pension benefits, bonuses and profit sharing, stock options and all other forms of compensation (including paid vacation, store discounts or other perks and retirement packages) of top executives and of our company's lowest paid workers in the United States in July 1995 and July 2005.

2. An analysis of any changes in the relative size of the gap between the two groups and the rationale justifying this trend.

3. An evaluation of whether the total compensation packages of our top executives are "excessive" and whether greater oversight is needed over the various components of those compensation packages.

Supporting Statement: Concern continues about the explosion in compensation for top corporate executives. These packages have frequently become excessive, have increased the compensation (e.g. health care benefits; cash) gap between highest and lowest paid employees and have weakened the connection between corporate performance and executive compensation. We believe that executive compensation systems should provide incentives to build a successful, sustainable company, but that prosperity should be fairly shared within the company.

According to Wal-Mart's SEC filings for the fiscal year ended January, 2005, our CEO received total compensation worth not less than $17,542,908 (and had received total compensation of not less than $27,178,157 in a prior year).

Our CEO's compensation was approximately 1,000 times the *average* pay of Wal-Mart's US employees in fiscal 2005 and more than 1,500 times the *average* pay in that prior year. (Our calculations assume an average wage of $9.68, reported by Wal-Mart – 9.68 x 35 hours per week x 52 weeks per year.) The ratio at other large companies averaged 431-1 in 2004, up from 21-1 in 1964. Shareholders are entitled to an explanation of why the ratio is so large at Wal-Mart and what steps, if any, are being taken to further reduce that ratio, especially because we believe that a company's success is driven not merely by the CEO, but rather by the entire executive team and the whole workforce. At DuPont the CEO's cash compensation is limited to twice that of the next highest officer.

WMT sold for $70+ in 12/99 (Scott was appointed CEO 1/2000); $61 in 3/04; $48 today when this resolution was submitted. Excessive compensation for excessive performance?

An example of why we believe that executive competition at Wal-Mart is out of control: Most of Wal-Mart's own lawsuit against its former Vice-Chairman for fraud against the Company by misappropriating (embezzling) Wal-Mart's money was dismissed because his $15,000,000 retirement package contained a clause forbidding Wal-Mart to sue him for prior events. (A criminal investigation continues.)

If you believe that the Company has adequate controls in place to prevent unreasonable executive compensation, vote against this proposal. If you believe that executive compensation at Wal-Mart is in need of greater scrutiny, please support this proposal.

THE BANK OF NEW YORK TRUST COMPANY, N.A.

TWO UNION SQUARE, 601 UNION ST., STE. 520, SEATTLE, WA 98101-2321

December 8, 2005

Mr. Joseph P. Connellan, Treasurer
Sisters of the Holy Names
2911 West Fort Wright
Spokane, WA 99224-5202

Re: Sisters of the Holy Names – WAL MART STORES INC., 'WMT'.

Dear Mr. Connellan,

This is in response to your inquiry December 8, 2005 regarding WAL MART STORES INC., Ticker Symbol of 'WMT'.

As the Relationship Manager for the Sisters of the Holy Names with The Bank of New York Trust Company N.A., your custodian, I am confirming that the Sisters of the Holy Names currently hold 2,350 shares of WAL MART STORES INC and the 2,350 shares have been held continuously for one year under CUSIP 931142103, and will be held through the annual meeting.

If you have any questions or need further assistance, please contact me.

Sincerely,

Michael S. Brunstad
Vice President, Relationship Manager

C: Christoph L. Weldert, DM-SYR-02

Phone: (206) 224-3116 ◆ Fax:(206) 224-4201 ◆ Email: mbrunstad@bankofny.com

Washington Province 2911 West Fort Wright Drive Spokane, Washington 99224-5298

CERTIFIED MAIL

7003 1680 0007 1674 2662

SPOKANE WA DEC.-8.05

0000041757

POSTALIA 296256

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MAILSTOP: LEGAL
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Sisters of the Holy Names of Jesus & Mary

Jeffrey Gearhart
VP & General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, Arkansas 72716-0215

Washington Province 2911 West Fort Wright Drive Spokane, Washington 99224-5298

Sisters of St. Dominic

5635 Erie Street
Racine, Wisconsin 53402-1900
www.racinedominicans.org
(262) 639-4100
(262) 639-9702 (FAX)

December 14, 2005

Jeffrey Gearhart
VP & General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Gearhart,

The Sisters of St. Dominic of Racine, Wisconsin have grave concerns about the disparity of income between our company's top executives and its lowest paid workers. Executive pay and compensation practices have resulted in the concentration of incredible wealth in the hands of a few. This growing disparity of wealth and privilege is leading to human misery and powerlessness for billions in our global economy. As religious shareholders, it is important to us that the companies that we invest in provide visible leadership on ethical issues, such as pay equity. We believe that it is in the best interest of our company, its shareholders and employees to be transparent and just. It is our experience that companies that manage social issues responsibly have the best long-term financial performance as well.

The Sisters of St. Dominic of Racine are the beneficial owners of 50 shares of Wal-Mart Stores, Inc. common stock. We have held the requisite amount of stock for over a year and intend to maintain ownership through the annual meeting of 2006. We submit the enclosed Compensation Disparity resolution for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. Please name in the proxy statement the Sisters of St. Dominic of Racine, Wisconsin as a co-filer with the Sisters of the Holy Names of Jesus and Mary, Washington Province and the Benedictine Sisters of Soerne, Texas as the primary filers.

For matters relating to this resolution, please contact our authorized representative:

Sharon Geertsen	phone: 262-639-4100
5635 Erie Street	fax: 262-639-9702
Racine, WI 53402	email: sgeertsen@racinedominicans.org

Sincerely,

Sharon Geertsen
Director of Finance

Enclosures: Resolution
Verification of Ownership

Copies to : Sister Judy Byron, OP – Sisters of Holy Names of Jesus and Mary, WA
Sister Susan Mika, OSB – Benedictine Sisters of Boerne, TX.
Julie Wokaty – Interfaith Center for Corporate Responsibility

Compensation Disparity

Resolved: Shareholders request that the Board's Compensation Committee review Wal-Mart's senior executive compensation policies and make available (at reasonable cost, omitting proprietary information) within six months, a report of that review, including:

1. A comparison of the salary, health and pension benefits, bonuses and profit sharing, stock options and all other forms of compensation (including paid vacation, store discounts or other perks and retirement packages) of top executives and of our company's lowest paid workers in the United States in July 1995 and July 2005.

2. An analysis of any changes in the relative size of the gap between the two groups and the rationale justifying this trend.

3. An evaluation of whether the total compensation packages of our top executives are "excessive" and whether greater oversight is needed over the various components of those compensation packages.

Supporting Statement: Concern continues about the explosion in compensation for top corporate executives. These packages have frequently become excessive, have increased the compensation (e.g. health care benefits; cash) gap between highest and lowest paid employees and have weakened the connection between corporate performance and executive compensation. We believe that executive compensation systems should provide incentives to build a successful, sustainable company, but that prosperity should be fairly shared within the company.

According to Wal-Mart's SEC filings for the fiscal year ended January, 2005, our CEO received total compensation worth not less than $17,542,908 (and had received total compensation of not less than $27,178,157 in a prior year).

Our CEO's compensation was approximately 1,000 times the *average* pay of Wal-Mart's US employees in fiscal 2005 and more than 1,500 times the *average* pay in that prior year. (Our calculations assume an average wage of $9.68, reported by Wal-Mart – 9.68 x 35 hours per week x 52 weeks per year.) The ratio at other large companies averaged 431-1 in 2004, up from 21-1 in 1964. Shareholders are entitled to an explanation of why the ratio is so large at Wal-Mart and what steps, if any, are being taken to further reduce that ratio, especially because we believe that a company's success is driven not merely by the CEO, but rather by the entire executive team and the whole workforce. At DuPont the CEO's cash compensation is limited to twice that of the next highest officer.

WMT sold for $70+ in 12/99 (Scott was appointed CEO 1/2000); $61 in 3/04; $48 today when this resolution was submitted. Excessive compensation for excessive performance?

An example of why we believe that executive competition at Wal-Mart is out of control: Most of Wal-Mart's own lawsuit against its former Vice-Chairman for fraud against the Company by misappropriating (embezzling) Wal-Mart's money was dismissed because his $15,000,000 retirement package contained a clause forbidding Wal-Mart to sue him for prior events. (A criminal investigation continues.)

If you believe that the Company has adequate controls in place to prevent unreasonable executive compensation, vote against this proposal. If you believe that executive compensation at Wal-Mart is in need of greater scrutiny, please support this proposal.

Wachovia Securities, LLC
5500 8th Avenue
Kenosha, WI 53140

Tel 262 658-4891
Fax 262 657-2557

WACHOVIA SECURITIES

December 12, 2005

Ms. Shari Geertsen
Racine Dominicans
5635 Erie Street
Racine, WI 53402

Dear Ms. Geertsen:

This letter is to acknowledge that the Racine Dominicans own 50 shares of Walmart. This purchase was made on November 4, 2004.

Thank you.

Very truly yours,

John

John D. Fitzpatrick
Director- Investments

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155475F50
REV 11/02 RT

Mount St. Scholastica
Benedictine Sisters

December 13, 2005

Jeffrey Gearhart
VP & General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Gearhart,

The Benedictine Sisters of Mount St. Scholastica have grave concerns about the disparity of income between our company's top executives and its lowest paid workers. Executive pay and compensation practices have resulted in the concentration of incredible wealth in the hands of a few. This growing disparity of wealth and privilege is leading to human misery and powerlessness for billions in our global economy. As religious shareholders, it is important to us that the companies that we invest in provide visible leadership on ethical issues, such as pay equity. We believe that it is in the best interest of our company, its shareholders and employees to be transparent and just. It is our experience that companies that manage social issues responsibly have the best long-term financial performance as well.

The Benedictine Sisters of Mount St. Scholastica are the beneficial owner of 873 shares of Wal-Mart Stores, Inc., common stock. A letter verifying ownership will be coming to you. We have held the requisite amount of stock for over a year and intend to maintain ownership through the annual meeting.

We submit the enclosed Compensation Disparity resolution with the Benedictine Sisters of Boerne Texas and the Sisters of the Holy Names of Jesus and Mary, Washington Province for inclusion in the proxy statement for the annual meeting in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We request that you indicate in the proxy statement that the Sisters of the Holy Names of Jesus and Mary, Washington Province and the Benedictine Sisters of Boerne, Texas are the primary sponsors of this resolution. A representative of the filers will attend the stockholders meeting to move the resolution as required by SEC Rules.

For matters relating to this resolution, please contact our authorized representatives:
Sister Judy Byron, OP, 206-223-1138 and Sister Susan Mika, OSB, 210-348-6704.

Sincerely,

Rose Marie Stallbaumer, OSB
Treasurer

Enc: Resolution

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190
www.mountosb.org

Compensation Disparity

Resolved: Shareholders request that the Board's Compensation Committee review Wal-Mart's senior executive compensation policies and make available (at reasonable cost, omitting proprietary information) within six months, a report of that review, including:

1. A comparison of the salary, health and pension benefits, bonuses and profit sharing, stock options and all other forms of compensation (including paid vacation, store discounts or other perks and retirement packages) of top executives and of our company's lowest paid workers in the United States in July 1995 and July 2005.

2. An analysis of any changes in the relative size of the gap between the two groups and the rationale justifying this trend.

3. An evaluation of whether the total compensation packages of our top executives are "excessive" and whether greater oversight is needed over the various components of those compensation packages.

Supporting Statement: Concern continues about the explosion in compensation for top corporate executives. These packages have frequently become excessive, have increased the compensation (e.g. health care benefits; cash) gap between highest and lowest paid employees and have weakened the connection between corporate performance and executive compensation. We believe that executive compensation systems should provide incentives to build a successful, sustainable company, but that prosperity should be fairly shared within the company.

According to Wal-Mart's SEC filings for the fiscal year ended January, 2005, our CEO received total compensation worth not less than $17,542,908 (and had received total compensation of not less than $27,178,157 in a prior year).

Our CEO's compensation was approximately 1,000 times the *average* pay of Wal-Mart's US employees in fiscal 2005 and more than 1,500 times the *average* pay in that prior year. (Our calculations assume an average wage of $9.68, reported by Wal-Mart – 9.68 x 35 hours per week x 52 weeks per year.) The ratio at other large companies averaged 431-1 in 2004, up from 21-1 in 1964. Shareholders are entitled to an explanation of why the ratio is so large at Wal-Mart and what steps, if any, are being taken to further reduce that ratio, especially because we believe that a company's success is driven not merely by the CEO, but rather by the entire executive team and the whole workforce. At DuPont the CEO's cash compensation is limited to twice that of the next highest officer.

WMT sold for $70+ in 12/99 (Scott was appointed CEO 1/2000); $61 in 3/04; $48 today when this resolution was submitted. Excessive compensation for excessive performance?

An example of why we believe that executive competition at Wal-Mart is out of control: Most of Wal-Mart's own lawsuit against its former Vice-Chairman for fraud against the Company by misappropriating (embezzling) Wal-Mart's money was dismissed because his $15,000,000 retirement package contained a clause forbidding Wal-Mart to sue him for prior events. (A criminal investigation continues.)

If you believe that the Company has adequate controls in place to prevent unreasonable executive compensation, vote against this proposal. If you believe that executive compensation at Wal-Mart is in need of greater scrutiny, please support this proposal.

Global Private Client Group

2959 N. Rock Road
Suite 200
Wichita, Kansas 67226-1193
316 631 3500
800 777 3993 Toll Free
FAX 316 631 3525

Merrill Lynch

December 23, 2005

Mr. Jeffrey Gearhart
Vice President and General Counsel
Wal-Mart
702 SW 8th Street
Bentonville, AR 72716-0215

RE: Mt St Scholastica, TIN# 48-0548363

Dear Ms. Gearhart,

This letter shall serve as verification of ownership of 1173 shares of Wal-Mart Stores Inc. common stock by the Benedictine Sisters of Mount St. Scholastica, Inc. Shares are currently held in street name with Merrill Lynch Pierce, Fenner & Smith Inc. Ownership of stated shares by Mount St. Scholastica, Inc. has existed for well over one year, and will be held through the time of the annual meeting.

Please grant all privileges and consideration due the Benedictine Sisters of Mount St. Scholastica as prescribed by their length of ownership of Wal-Mart Stores Inc. common stock.

Sincerely,

Jody Herbert

Jody Herbert, CA
Geringer, Laub, Haag & Associates

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

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WAL-MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Associate General Counsel, Corporate Governance

December 13, 2005

VIA FACSIMILE (210) 348-6745
and FEDERAL EXPRESS

Benedictine Sisters of Boerne, Texas
Sr. Susan Mika, OSB, Director of Corporate Responsibility
285 Oblate Drive
San Antonio, Texas 78216

Dear Sr. Mika:

On December 9, 2005, we received your shareholder proposal requesting that Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") cause the Board's Compensation Committee to review the Company's senior executive compensation policies and make available specific reports. Under the Securities and Exchange Commission's Rule14a-8, a copy of which is attached hereto as Exhibit A, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in the 2006 Proxy Statement.

The Company is unable to verify that you are a record holder of shares of Wal-Mart stock. If you hold beneficially shares of Wal-Mart stock with at least $2,000 in market value, you must submit a written statement that you intend to continue holding your stock through the date of the Company's annual meeting, and you must submit either:

- a written statement from the record holder of your Wal-Mart stock (usually a broker or bank) verifying that, at the time you submitted your proposal, you have continuously held your Wal-Mart stock for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of Wal-Mart stock as of or before the date on which the one-year eligibility period begins and your written statement that you have continuously held the required number of shares of stock for the one-year period as of the date of the statement.

Finally, to comply with Rule 14a-8, your response to this request for additional information must be postmarked, or transmitted electronically, within 14 days of receiving this letter.

Sincerely,

Samuel A. Guess

EXHIBIT A

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree**

with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

From: Origin ID: (479)204-9127
Christopher Wood
Wal-Mart Stores, Inc.
702 SW 8th Street

Bentonville, AR 72716

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P.01

TRANSACTION REPORT

DEC-13-2005 TUE 06:40 PM

DATE	START	RECEIVER	TX TIME	PAGES	TYPE	NOTE	M#	DP
DEC-13	06:34 PM	912103486745	5'44"	9	SEND	OK	340	

TOTAL : 5M 44S PAGES: 9

WAL★MART®

LEGAL DEPARTMENT

CORPORATE DIVISION

FACSIMILE TRANSMITTAL SHEET

TO: Sr. Susan Mika	FROM: Chris Wood
COMPANY: Benedictine Sisters of Boerne	DATE: 12/13/2005
FAX NUMBER: (210) 348-6745	TOTAL NO. OF PAGES INCLUDING COVER: 9
PHONE NUMBER: (210) 348-6704	SENDER'S REFERENCE NUMBER: 479.204.9127
RE: Shareholder Proposal	

☐ URGENT FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

CONFIDENTIAL.

FAX TRANSMITTAL

To: Judith

Firm: Broadway Brokerage

City:

Fax: 283-5668

From: Sr. Susan

Date: 12/14/05

Total Pages: 4
(including cover)

Additional Comments:

1) Home Depot

2) Wal-Mart sent a letter asking for proof of ownership – please fax the letter to:

Chris Woods / Samuel A. Goess

479-277-5991 fax

479-273-4505 phone

This is urgent because we are the primary filer – just in case, they challenge it (like Chevron!)

Thanks!



Benedictine Sisters
Corporate Responsibility
P.O. Box 28037
San Antonio, TX 78228

210-348-6704 phone
210-348-6745 fax

Physical location:
285 Oblate Drive
San Antonio, TX 78213



Benedictine Sisters

285 Oblate Drive
San Antonio, TX 78216
210-348-6704 phone
210-348-6745 fax

December 13, 2005

To: Judy Kemple
Broadway Brokerage Services
P. O. Box 17060
San Antonio, TX 78217

RE: **Benedictine Sisters' filing with Home Depot**

Dear Judy,

We are in the process of filing a shareholder resolution with Home Depot. In this connection, under the rules of the Securities Exchange Commission, we ask that you please confirm to the company that we hold 1,000 shares and have held such stock for at least one year. This information should be sent to:

Mr. Frank Fernandez
EVP, Secretary and General Counsel
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

We ask that the letter arrive by December 28, 2005.

We also ask that you maintain this stock in our portfolio at least through the date of the company's next annual meeting. We ask further that you forward the Home Depot proxies to us when they are received.

Thank you for your cooperation in this matter.

Yours truly,

Sr. Susan Mika

Sr. Susan Mika, OSB
Director of Corporate Responsibility

BROADWAY BROKERAGE SERVICES, INC.

FACSIMILE TRANSMITTAL SHEET

TO: Chris Guess/Samuel Guess	FROM: Judith Kemple
COMPANY: Walmart	DATE: 12/14/05
FAX NUMBER: 479-277-5991	TOTAL NO. OF PAGES INCLUDING COVER: 1 of 6
PHONE NUMBER: 479-273-4505	SENDER'S REFERENCE NUMBER:
RE: Verification of Ownership	YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Attached are the letters regarding the verification of ownership.

P.O. BOX 17060
SAN ANTONIO, TX 78217
PHONE: 210-283-6607

BROADWAY
Brokerage Services, Inc.

December 12, 2005

Jeffrey Gearhart
Vice President and General Counsel
Wal-Mart Stores, Inc.
702 S. W. 8th Street
Bentonville, AR 72716-0215

Re: Congregation of Benedictine Sisters

Dear Mr. Gearhart:

This letter shall serve as verification of ownership of 500 shares of Wal-Mart Stores Inc. common stock by the Congregation of Benedictine Sisters. Shares are currently held in street name with National Financial Services LLC (clearing firm for Broadway Brokerage Services, Inc.). Ownership of stated shares by the Congregation of Benedictine Sisters has existed for well over one year, and will be held through the time of the annual meeting.

Please grant all privileges and consideration due to the Congregation of Benedictine Sisters as prescribed by their length of ownership of Wal-Mart Stores Inc. common stock.

Sincerely,

Judith G. Kemple

Judith G. Kemple
General Principal

Cc: Congregation of Benedictine Sisters

Subsidiary of Broadway National Bank
Account carried with National Financial Services LLC
1177 N.E. Loop 410 • San Antonio, Texas 78209 • (210) 283-6600 • (800) 531-7650 • Fax (210) 283-5668
www.broadwaybank.com • Member of NASD and SIPC

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 23, 2006

The proposal requests that the compensation committee of the board of directors prepare a report comparing the total compensation of Wal-Mart's top executives and its lowest paid workers in the United States in July 1995 and July 2005.

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel